H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:           America’s Car-Mart, Inc.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed August 28, 2008
Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October 31, 2008 and January 31, 2009
Filed September 9, 2008, December 5, 2008 and March 9, 2009
Form 8-K
Filed June 26, 2008
File No. 000-14939

Dear Mr. Owings:

Please find our response to your comments dated June 18, 2009 related to the above filings.

Form 10-K for Fiscal Year Ended April 30, 2008

Note B — Summary of Significant Accounting Policies, page 36

1.
We have reviewed your response to prior comment 4 in our letter dated April 16, 2009 noting that you have aggregated individual lots into one operating segment. Considering operating segments are aggregated into a reportable segment if the operating segments meet the aggregation criteria of paragraph 17 of SFAS 131, your response suggests that each lot represents an operating segment. Please clarify how you determined your operating segments by identifying your chief operating decision maker and telling us if the CODM regularly reviews the results of your individual lots. As noted in paragraph 10 of SFAS 131, an operating segment is a component of an enterprise whose operating results are regularly reviewed by the CODM. If your CODM does not regularly review the results of individual lots, tell us the level of your business regularly reviewed by the CODM.

Response:

Each lot is an operating segment and its results are reviewed in detail at least monthly by the Company’s Chief Operating Officer (the CODM). We will revise our proposed disclosure as follows:

Each dealership is an operating segment with its results regularly reviewed by the Company’s chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual lots meet the aggregation criteria under SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company operates in the Buy Here/Pay Here segment of the used car market, also referred to as the Integrated Auto Sales and Finance industry.  In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company’s products and services, including the actual servicing of the loans as well as the regulatory environment in which the Company operates all have similar characteristics.  Each of our individual lots is similar in nature and only engages in the selling and financing of used vehicles. All individual lots have similar operating characteristics.  As such, individual lots have been aggregated into one reportable segment.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses, page 37

2.	We have reviewed your response to prior comment 5 in our letter dated April 16, 2009 and have the following comments:

•
Please confirm that the loans you provide customers are simple interest loans and not pre-computed loans whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loan.

Response:

Yes our loans are simple interest loans and not pre-computed loans.

We will clarify our previous proposed language change as follows:

Partial extract from previous proposal

These installment sale contracts carry interest rates ranging from 6% to 19% using the simple effective interest method in compliance with SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, including any deferred fees. Loan origination costs are not significant. The installment sale contracts are not pre-computed loans whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loan.

•
You indicate that impaired loans do not remain on your books for an extended period of time and your average account loss is taken within 53 days of it becoming delinquent. Please clarify if an account generally becomes delinquent at 30 days or at some later point in time. Please also clarify why loans are not placed on nonaccrual status prior to write-off or repossession of the vehicle.

Response:

Our loans are delinquent (past due) when customers are one day or more late on contractual payments. The 53 days includes the first day that the account is delinquent. Many delinquent customers will come in and rectify past due situations, while some will not. The amount of interest that may accrue for accounts that are eventually either repossessed or written off is immaterial (approximately $40,000 pre-tax) and the Company does in fact reserve against this immaterial amount.

We will clarify our previous proposed language change as follows:

Partial extract from previous proposal

While the Company does not formally place loans on nonaccrual status, the immaterial amount of interest that may accrue after an account becomes delinquent up until the point of resolution via repossession or write-off, is reserved for against the Accrued Interest on Finance Receivables account on the Consolidated Balance Sheets. Delinquent loans are addressed and either made current by the customer, which is the case in most situations, or the vehicle is repossessed or the account is written off, if the collateral cannot be recovered, quickly. Customer payments are set to match their pay-day with over 80% of payments due on either a weekly or bi-weekly basis. The frequency of the payment due dates combined with the declining value of collateral lead to prompt resolutions on delinquent accounts. On average, accounts are approximately 53 days past due at the time of charge-off. Accounts are delinquent when the customer is one day or more behind on their contractual payments.

Note J — Stock Options and Warrants, page 49

3.
We have reviewed your response to prior comment 9 in our letter dated April 16, 2009. In complying with paragraph A240(b)(1)(c) of SFAS 123(R), please confirm that you will disclose in future filings the number and weighted-average exercise price of options exercisable at year-end.

Response:

Yes we will fully disclose the number and weighted-average exercise price of options exercisable at year-end in future filings.

Note C — Finance Receivables, Net, page 45

4.	We have reviewed your response to prior comment 10 in our letter dated April 16, 2009. Please disclose in future filings the information discussed in Instruction 2 to Item IV.A of Industry Guide 3.

Response:

We will revise our disclosure and specify for each period presented the factors that influenced management’s judgment in determining the amount of the additions to the allowance charged to operating expense.

Proposed language

The factors which influenced management’s judgment in determining the amount of the additions to the allowance charged to Provision for Credit Losses were:

For each of the fiscal years 2006-2008-

Actual charge-offs, net of recovered collateral, is the most important factor in determining the charges to the Provision for Credit Losses. This is due to the fact that once a loan becomes delinquent the account is either made current by the customer, the vehicle is repossessed or the account is written off, if the collateral cannot be recovered, quickly. Net Charge-offs in 2007 were significantly higher than the Company had experienced in prior or subsequent years. This had the effect of higher additions to the allowance charged to the provision for 2007. Net charge-offs in 2008 were slightly higher than levels for 2006.

Collections and delinquency levels have a significant effect on additions to the allowance and are reviewed frequently in determining the additions to the allowance charge to the provision. In 2007, collections as a percentage of average finance receivables was lower and delinquencies were higher contributing to the higher additions to the allowance charged to the provision for 2007. Collections and delinquencies for 2006 and 2008 were fairly consistent.

Macro-economic factors as well as proper execution of operational policies and procedures have a significant effect on additions to the allowance charged to the provision. Higher unemployment levels, higher gasoline prices and higher prices for staple items can have a significant effect. While macro-economic factors were more favorable during 2007, operational difficulties that resulted from the Company’s growth contributed to higher additions to the allowance charged to the provision.

Note H — Capital Stock, page 48

We have reviewed your response to prior comment 11 in our letter dated April 16, 2009. Please note that paragraph 11 of SFAS 150 requires liability classification for instruments where the issuer, under no condition, may avoid such obligations. Contingently redeemable securities, such as puttable stock redeemable at the holder’s option, are outside the scope of SFAS 150 and are classified within permanent or mezzanine equity and reclassified as a liability when the contingent event has occurred or becomes certain to occur, thus making the securities unconditionally redeemable. Based on Rule 5-02.28 of Regulation S-X, it appears that your redeemable preferred stock should be classified within mezzanine equity and the dividends should be reflected as a reduction of retained earnings. If you agree, please revise your financial statements and tell us the impact that these errors had on your historical financial statements.

Response:

Because the preferred stock is preferred stock held in a subsidiary and represents a non-controlling minority interest and the amount involved is not material (the $500,000 in preferred stock is less than .3% of assets; total cumulative dividends have been $186,000 or .1% of equity), and has been disclosed in the footnotes, we propose that we disclose the effects of our future adoption of SFAS 160, “Non-Controlling Interests in Consolidated Financial Statements- An Amendment of ARB No. 51” in the footnotes under “Recent Accounting Pronouncements” for our April 30, 2009 10-K (to be filed before or on July 14, 2009). SFAS 160 will be adopted by us in our fiscal year 2010 and we will follow the requirements under SFAS 160 in the year of adoption and in all future periods.  Upon adoption of SFAS 160, $100,000 of the preferred stock will be classified as non-controlling interest within equity and $400,000 of the preferred stock with a put will be classified in the mezzanine section. The dividends associated with the entire preferred stock will be recorded as a reduction to net income to arrive at net income attributable to America’s Car-Mart, Inc. The presentation of the preferred stock will be applied retroactively for all periods presented upon adoption of SFAS 160.

Note L— Fair Value of Financial Instruments, page 51

5.
We have reviewed your response to prior comment 12 in our letter dated April 16, 2009. As we believe the information provided in your response would be beneficial to a reader of your financial statements, please disclose in future filings the reasons why the fair value of your net finance receivable is significantly less than its carrying value.

Response:

We will add the following disclosure to our footnote.

The Company estimated the fair value of its receivables at what a third party purchaser might be willing to pay. The Company has had discussions with third parties and has recently bought and sold portfolios, and has had a recent third party appraisal that indicates a 37.5% discount to face would be a reasonable fair value in a negotiated third party transaction.  The sale of finance receivables from Car-Mart of Arkansas to Colonial is at a 37.5% discount. For financial reporting purposes these sale transactions are eliminated. Since the Company does not intend to offer the receivables for sale to an outside third party, the expectation is that the book value at April 30, 2008, will be ultimately collected. Basically, by collecting the accounts internally the Company expects to realize more than a third party purchaser would expect to collect with a servicing requirement and a profit margin included.

Form 10-Q for the Quarterly Period Ended January 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

6.
We have reviewed your response to prior comment 21 in our letter dated April 16, 2009. Please tell us and disclose in further detail in future filings the specific improvements made to your underwriting and collection procedures.

Response:

We will add the following disclosure to our footnote.

The primary reason for the improvement in credit losses between periods relates to improvements the Company has made to its business practices, including better underwriting and better collection procedures. The positive improvements in business practices have lead to better collection results. Negative macro economic issues do not always lead to higher credit loss results for the Company, as the Company provides basic affordable transportation which in many cases is not a discretionary expenditure for customers. The Company has installed a proprietary credit scoring system allowing for monitoring of the quality of deals on the front end. Corporate office personnel monitor scores and work with lots when the distribution of scores falls outside of prescribed thresholds.  Additionally, the Company has increased its investment in the corporate infrastructure within the collection area, including the hiring of a Director of Collection Practices and Review, which is also having a positive effect on results by providing more and more timely oversight and providing for more accountability on a consistent basis. Additionally, turnover at the lot level for collection positions is down between years which is having a positive effect on results. The Company believes that the proper execution of its business practices is the single most important determinate of credit loss experience.

* * *

Please contact Jeff Williams, Chief Financial Officer, at (479) 418-8021, with any questions.

Sincerely,

Jeff Williams
Chief Financial Officer
America's CAR-MART, Inc.